

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Tarek Robbiati
Chief Financial Officer
Hewlett Packard Enterprise Company
1701 East Mossy Oaks Rd.
Spring, TX 77389

      Re: Hewlett Packard Enterprise Company
          Form 10-K for Fiscal Year Ended October 31, 2022
          Filed December 8, 2022
          File No. 001-37483

Dear Tarek Robbiati:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year 2022 Compared to Fiscal Year 2021
Segment Information, page 45

1.   Please quantify the extent to which changes in net revenue and income from operations are attributable to changes in prices or to changes in the volume or amount of goods or services being sold, or to the introduction of new products or services. Please also revise to quantify factors to which changes are attributed. For example, we note your disclosure that sales were impacted by higher prices, offset by unfavorable currency fluctuations and lower shipments.   Refer to Item 303(b)(2)(iii) of Regulation S-K.

GAAP to Non-GAAP Reconciliations

Reconciliation of GAAP earnings from operations and operating profit margin to non-GAAP earnings from operations and operating profit margin, page 54

2.   Refer to your reconciliations of non-GAAP earnings from operations and net earnings. Please explain why it is appropriate to adjust for transformation costs. We note from your disclosure in footnote 3 to the financial statements that you have incurred transformation costs in each of the last three fiscal years. We note from your Form 10-K for the year ended October 31, 2019 that you also incurred such costs in each of the preceding three years as well. In this regard, these costs appear to be normal, recurring operating expenses for your business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Non-GAAP Financial Measures, page 56

3.   You disclose that management believes excluding items from non-GAAP financial measures facilitates a "more meaningful" evaluation of your current operating performance in comparison to our peers. Please revise your disclosure of usefulness of non-GAAP measures to investors to (a) eliminate descriptive language suggesting non-GAAP financial measures are "more meaningful" than comparable GAAP measures and (b) ensure that the disclosure addresses each non-GAAP measure and explains why each measure is useful to investors in terms that are substantive and specific to you (e.g., "investors should use this measure to…" or "this measure tells investors…"). Refer to Item 10(e)(1)(i)(C) of S-K and footnote 44 to FR-65. Note that disclosure of management's use of such measures is only necessary to the extent material to investors.

Notes to Consolidated Financial Statements
Note 1: Overview and Summary of Significant Accounting Policies
Revenue Recognition, page 69

4.   We note your disclosure of revenue on a segment and geographical basis pursuant to ASC 280. Please tell us your consideration of providing disaggregated disclosure of revenues. Refer to Refer to ASC 606-10-50-5 to 50-6 and 55-89 to 55-91. In this regard, we note that you provide a number of distinct products and services and that you disclose Annualized Revenue Run-rate ("ARR") as your pivot to as-a-service continues.

Note 17: Litigation and Contingencies, page 119

5.   A large portion of your disclosure is dedicated to providing the history of the legal proceedings in various cases in which you are involved, including the dates of various motions, appeals, and hearings. In addition, your disclosure includes legalese, including statements such as: "demurrer," "show cause notices," "certify a Rule 23 class," "remittitur," and "remand." Please consider whether it would be useful to investors to place more emphasis on the current status the cases, in plain English, rather than on the

history of legal proceedings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services